

SEC 07001051 ISSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2007
WASH. D.C.
186

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVID M. POLEN SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. MILITARY TRAIL, SUITE 230
(No. and Street)

BOCA RATON	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANLEY CHARLES MOSS (561)241-2425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

2700 S. COMMERCE PARKWAY, SUITE 300	WESTON	FLORIDA	33331
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STANLEY CHARLES MOSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVID M. POLEN SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DELIA MORALES
MY COMMISSION # DD 616922
EXPIRES: November 21, 2010
Bonded Thru Notary Public Underwriters

Notary Public

Signature

COO/CCO/CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DAVID M. POLEN SECURITIES, INC.

(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2006 and 2005

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
David M. Polen Securities, Inc.

We have audited the accompanying statements of financial condition of David M. Polen Securities, Inc. (a wholly-owned subsidiary of Polen Capital Management, Inc.), as of December 31, 2006 and 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David M. Polen Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Weston, Florida
January 16, 2007

2700 South Commerce Parkway
Suite 300
Weston, FL 33331-3630
T 954.768.9900
F 954.768.9908
W www.grantthornton.com

801 Brickell Avenue
Suite 2450
Miami, FL 33131-2867
T 305.341.8040
F 305.341.8099
W www.grantthornton.com

11300 US Highway One
Suite 303
West Palm Beach, FL 33408-3229
T 561.684.9496
F 561.684.9476
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

	2006	2005
Cash and cash equivalents	$ 38,094	$ 39,171
Receivable from Clearing Broker	15,596	13,241
Investment in securities, at fair value (cost $0 and $58,550, respectively)	-	131,515
Receivable from Parent	51,038	19,724
Total assets	$ 104,728	$ 203,651

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Liabilities - accrued expenses	$ 21,750	$ 21,512
Stockholder's equity		
Common stock - $0.01 par value, authorized 200 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	39,442	39,442
Retained earnings	43,535	142,696
Total stockholder's equity	82,978	182,139
Total liabilities and stockholder's equity	$ 104,728	$ 203,651

The accompanying notes are an integral part of these financial statements.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENTS OF INCOME

Years Ended December 31,

	2006	2005
Revenue		
Commissions	$ 572,714	$ 871,594
Realized gain on investments	21,498	-
Unrealized gain on investments	-	88,613
Interest and dividend income	1,819	779
Total revenue	596,031	960,986
Expenses		
Clearing fees	198,196	337,625
Management fee	74,935	106,793
Professional fees and other	47,061	38,132
Total expenses	320,192	482,550
Net income	$ 275,839	$ 478,436

The accompanying notes are an integral part of these financial statements.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2004	$ 1	$ 39,442	$ 339,260	$ 378,703
Net income	-	-	478,436	478,436
Dividends	-	-	(675,000)	(675,000)
Balance at December 31, 2005	1	39,442	142,696	182,139
Net income	-	-	275,839	275,839
Dividends	-	-	(375,000)	(375,000)
Balance at December 31, 2006	$ 1	$ 39,442	$ 43,535	$ 82,978

The accompanying notes are an integral part of these financial statements.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2006	2005
Cash flows from operating activities		
Net income	$ 275,839	$ 478,436
Adjustments to reconcile net income to net cash used in operating activities		
Realized gain on sale of securities	(21,498)	-
Unrealized gain on investments	-	(88,613)
Changes in operating assets and liabilities		
Increase in receivable from clearing broker	(2,355)	(12,028)
Purchase of securities through warrant exercise	-	(22,500)
Proceeds from sale of securities	153,013	-
Increase in receivable from Pare	(406,314)	(363,172)
Increase in accrued expenses	238	3,012
Net cash used in operating activities	(1,077)	(4,865)
Decrease in cash and cash equivalents	(1,077)	(4,865)
Cash and cash equivalents at beginning of year	39,171	44,036
Cash and cash equivalents at end of year	$ 38,094	$ 39,171

Supplemental disclosure of cash flow information and noncash activities:

During 2006 and 2005, the Company incurred $74,935 and $106,793, respectively, of expenses relating to the management agreement between the Company and the Parent. This expense was effectively paid by reducing the amount due from the Parent for outstanding advances.

During 2006 and 2005, the Company declared dividends to the Parent of $375,000 and $675,000, respectively. The dividends were effectively paid by reducing the amount due from the Parent Company for outstanding advances.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Capitalization</u>

David M. Polen Securities, Inc. (the "Company") was incorporated under the laws of the State of New York on January 30, 1979. The Articles of Incorporation authorize the Company to issue and have outstanding 200 shares of common stock with a par value of $0.01 per share.

<u>Nature of Business</u>

The Company, a wholly-owned subsidiary of Polen Capital Management, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business on a fully disclosed basis with Neuberger Berman, LLC (the "Clearing Broker") pursuant to a clearing agreement. The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of or for customers.

<u>Use of Estimates</u>

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents.

(continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Other investments that are considered to be non-marketable are valued based on the underlying security with appropriate application of marketability discounts.

Revenue Recognition

Commission revenue and related expenses are recorded on a settlement-date basis. Such amounts do not differ materially from those that would be recorded under generally accepted accounting principles, which require that commission revenue and expenses be recorded on a trade-date basis.

Income Taxes

No provision for federal or state income taxes has been made as the Company files a combined return with the Parent as a qualified Subchapter S subsidiary. As such, the Company is not liable for federal and state income tax payments.

Fair Value of Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short-term maturities of these instruments.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified to conform to the current year presentation.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business with the Clearing Broker on behalf of its customers and for its own proprietary accounts. During 2006 and 2005, the Company earned commissions as an introducing broker for the transactions of its customers. The clearing and depository

(continued)

NOTE B - RECEIVABLE FROM CLEARING BROKER - Continued

operations for the Company's customer accounts and proprietary transactions are performed by the Clearing Broker pursuant to the clearing agreement. The Clearing Broker remits the net commission income to the Company on a monthly basis for the previous month's activity. As of December 31, 2006 and 2005, the Company has a receivable from the Clearing Broker of $15,596 and $13,241, respectively.

NOTE C - OFF - BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company currently derives all of its commission revenue as an introducing broker acting on behalf of clients of the Parent.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Broker and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Broker to obtain additional collateral from the Company's customers. It is the policy of the Clearing Broker to value the short positions daily and to obtain additional deposits where deemed appropriate. As of December 31, 2006 and 2005, the Company did not have any open short positions.

NOTE D - RELATED PARTY TRANSACTIONS

On March 5, 2004, the Company entered into a management agreement with the Parent. Under the management agreement, the Company is to make monthly payments to the Parent in an amount equal to 20% of the Company's net commission revenue. The Company incurred expenses relating to this agreement of $74,935 and $106,793 for the years ended December 31, 2006 and 2005, respectively.

(continued)

NOTE D - RELATED PARTY TRANSACTIONS - Continued

The Parent pays certain expenses on behalf of the Company. In addition, the Company advances any excess funds to the Parent. As of December 31, 2006 and 2005, the Company had outstanding receivables from the Parent in the amount of $51,038 and $19,724, respectively. Outstanding receivables are non-interest bearing.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital changes from day to day, but as of December 31, 2006 and 2005, the Company had net capital of $31,568 and $82,139, respectively, which exceeded its requirement of $5,000 by $26,568 and $77,139, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2006 and 2005 was 0.69 to 1 and 0.26 to 1, respectively.

SUPPLEMENTARY INFORMATION

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31,

	2006	2005
Credits - stockholder's equity	$ 82,978	$ 182,139
Debits		
Nonallowable assets		
Receivable from Parent company	51,038	19,724
Investments not readily marketable, at fair value	-	61,156
Haircut on securities	-	18,470
Haircut on money market balances	372	650
Total debits	51,410	100,000
Net capital	31,568	82,139
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness	5,000	5,000
Excess net capital	$ 26,568	$ 77,139
Aggregate indebtedness - accrued expenses	$ 21,750	$ 21,512
Ratio of aggregate indebtedness to net capital	.69 to 1	.26 to 1

No differences in net capital exist between the above computation and the computation included in the Company's corresponding unaudited Form A-17A-5 Part II filing.


END